

Mail Stop 4561

March 29, 2017

Marissa A. Mayer
Chief Executive Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, California 94089

> **Re: Yahoo! Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 13, 2017**
> **File No. 000-28018**

Dear Ms. Mayer:

We have the following comments after reviewing your response and the above-referenced filing. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our October 7, 2016 letter.

Summary

The Sale Transaction

The Sale Transaction Overview, page 2

1.   You define "User Security Matters" as certain data security incidents referred to in the Reorganization Agreement Amendment and "Data Breaches" as certain other data breaches incurred by the company. Given that the scope of these terms is material to understanding the company's post-closing liabilities, please revise the proxy statement to further define these terms to provide appropriate context to your disclosure. In doing so, consider the materiality to investors of information concerning the matters discussed in the January 23, 2017 and January 24, 2017 meetings, and Schedule 1.4, referenced in the Reorganization Agreement Amendment's definition of "User Security Matters."

Questions and Answers About the Special Meeting and the Sale Transaction

The Sale Proposal

Q: What are the effects of registering under the 1940 Act?, page 19

2.	This section discloses that the Fund may sell a portion of the Alibaba or Yahoo Japan shares to return capital to its shareholders or to seek to reduce any discount or increase any premium from net asset value at which the Fund's common stock may trade if the board believes the benefit to stockholders would outweigh the cost, including any taxes payable by the Fund, of doing so. Please disclose, if known, an estimate of the percentage of securities that will be sold as well as the costs of any portfolio repositioning, including the brokerage costs incurred to sell the portfolio securities. Expected distributions from sale of securities or from available cash balances should be disclosed as well with the expected tax impact to shareholders, including any capital gains distribution resulting from expected sales of portfolio securities.

Financial Information

Unaudited Pro Forma Consolidated Financial Information, page 115

3.	On page 114 you disclose that the results of operations for the business to be sold will be treated as discontinued operations. Please revise to include pro forma financial information for each of the past three years.

4.	In footnote (3) you disclose a $129 million taxable gain on the disposal. Please revise to disclose the expected gain to be recognized for GAAP financial reporting purposes along with a discussion of how the gain was determined. Revise your pro forma balance sheet to reflect the impact of the gain on the company's retained earnings. Refer to Rule 11-02(b)(6) of Regulation S-X.

Annex 1: Description of the Fund Following the Sale Transaction

Annual Fund Operating Expenses, Annex 1-3

5.	Please ensure that "Other Expenses" includes all estimated expenses Yahoo expects to incur as an investment company (e.g., custody fees, audit fees, administrative fees, compliance fees, registration fees). In addition, please note the expense example should be based on a $1,000 investment.

Unaudited Pro Forma Consolidated Financial Information…, Annex 1-5

6.	Please explain how you determined the amount of pro forma adjustment (3) and tell us how you considered expenses such as audit fees, custody fees, administrative fees and others that will have a continuing impact on the Fund in your calculations. Also, tell us how you determined that such adjustment meets the factually supportable criteria in Rule 11-02(b)(6) of Regulation S-X. In addition, revise footnote (3) to provide a quantified discussion, if practicable, of the additional costs or range of costs that you expect to incur as an independent, registered investment company.

7.   Disclosures in the proxy statement indicate that the company has commitments and contingencies that may impact its future financial statements. For example, the proxy statement discloses retained liabilities of the Fund on page 83. Please ensure that all appropriate disclosures are included in the footnotes to the pro forma financial statements addressing all commitments and contingencies of the company, including disclosures concerning retained liabilities.

Compensation of Officers and Directors

Officer Compensation, Annex 1-64

8.   This section explains that officers of the Fund will be eligible for long-term deferred compensation in amounts based on attainment of certain performance targets. Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company from participating in any joint enterprise or other joint arrangement or profit-sharing plan with the registered company unless the Commission has granted exemptive relief with respect to the arrangement. The deferred compensation arrangements here may be deemed to be joint arrangements or profit sharing plans subject to Section 17(d) and Rule 17d-1. We understand from a telephone conversation with 1940 Act counsel that the company intends to seek no-action relief for the proposed deferred compensation arrangements rather than exemptive relief. Please disclose that the company intends to seek no-action relief and that there are no assurances that the staff of the Commission will grant such relief. Please also disclose how the compensation arrangements would be modified if the staff declines to grant the requested relief.

Certain Provisions of the Fund's Governing Documents

Limitation on Liability of Directors, Annex 1-69

9.   Section 17(h) of the 1940 Act provides that the organizational documents of a registered investment company shall not contain any provision that protects a director or officer against any liability to the fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties as director or officer ("Disabling Conduct"). In prior comment 25, we explained that Articles XI and XII of the Certificate of Incorporation appear to violate Section 17(h) of the 1940 Act because, without excluding Disabling Conduct, they limit liability and authorize the company to provide indemnification for certain persons. The company argues that it is unnecessary to amend the Articles inasmuch as the provisions of the 1940 Act would pre-empt

provisions in the Articles that are inconsistent with the federal law. The company also has revised the disclosure to make clear that it would interpret the Certificate of Incorporation in a manner consistent with Section 17(h) of the 1940 Act. We have considered the response to prior comment 25 as well as the revised disclosure. It continues to be our view that the provisions of Articles XI and XII may violate Section 17(h) if the company registers as an investment company under the 1940 Act. Please revise the proxy statement to explain that, as currently drafted, Articles XI and XII of Certificate of Incorporation may violate provisions of the 1940 Act. Please disclose that if the sale transaction is approved, the Certificate of Incorporation will be amended and set forth the proposed changes to the Articles. Finally, please further revise the disclosure to explain that a vote in favor of the transaction will also serve as a vote to amend the Certificate of Incorporation.

You may contact John Ganley, Senior Counsel in the Division of Investment Management, at (202) 551-6945 or Sheila Stout, Staff Accountant in the Division of Investment Management, at (202) 551-6909 if you have questions regarding comments on the application of the Investment Company Act of 1940 and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Marc R. Packer, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP